UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Change Healthcare Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-38961	82-2152098
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3055 Lebanon Pike, Suite 1000, Nashville, Tennessee		37214
(Address of principal executive offices)		(Zip Code)

Loretta Cecil

Executive Vice President, General Counsel

(615) 932-3000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1–Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD (the “Form SD”) of Change Healthcare Inc. (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2019 to December 31, 2019.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, is hereby incorporated by reference herein, and is publicly available at https://ir.changehealthcare.com.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2–Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description

1.01	Conflict Minerals Report of Change Healthcare Inc. for the reporting period from January 1, 2019 to December 31, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Change Healthcare Inc.

By:	/s/ Loretta Cecil May 31, 2020

Loretta Cecil Executive Vice President, General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of Change Healthcare Inc. for the reporting period from January 1, 2019 to December 31, 2019